#200, 5405 - 48TH AVENUE, DELTA, B.C. V4K 1W6 CANAI
PHONE: (604) 940-6565 FAX: (604) 940-6566

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

02055440

RECEIVED
OCT 0 8 2002
SEC MAIL PROCESSING SECTION
WASH. D.C. 154

SUPPL

September 27, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, please find enclosed a copy of Form 61 Quarterly Report covering the six month period ending July 31, 2002, which we trust you will find in order.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for

MICHAEL A. TERRELL,
President

/mjh
enclosures

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

dlw 10/30

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

(Previously Form 61)

SEC MAIL PROCESSING SECTION RECEIVED OCT 0 3 2002 WASH, D.C. 154

ISSUER DETAILS:

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
St. Jude Resources Ltd.	July 31, 2002	September 27, 2002
ISSUER'S ADDRESS	ISSUER'S FAX NO.	ISSUER'S TELEPHONE NO.
#200, 5405 - 48th Avenue Delta, British Columbia Canada, V4K 1W6	(604) 940 - 6566	(604) 940 - 6565
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS	
stjude@dccnet.com		
CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Michael A. Terrell	President and C.E.O.	(as above)

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	NAME	DATE SIGNED
➢ [signature]	Michael A. Terrell	September 27, 2002
DIRECTOR'S SIGNATURE	NAME	DATE SIGNED
➢ [signature]	D. Mark Eilers	September 27, 2002

QUARTERLY AND YEAR END REPORT: FORM 51 - 901F (Continued)
For the Three and Six Month Period Ended July 31, 2002

(SCHEDULE "A") **FINANCIAL INFORMATION**

Please find enclosed the company's 2nd Quarter Interim Financial Statements, which include:

- Consolidated Balance Sheets;
- Consolidated Statements of Operations and Deficit;
- Consolidated Statements of Cash Flows.

(SCHEDULE "B") **SUPPLEMENTARY INFORMATION**

(As at July 31, 2002)

Securities: The following shares were issued during the quarter in question:

Date	Number of Shares	Type of Issue	Price per Share	Consideration Received
May 28, 2002	3,100,000	Private Placement	$0.21	$651,000.00
June 14, 2002	100,000	Exercise of Options	$0.21	$21,000.00

- Total issued and outstanding shares as at July 31, 2002: 17,896,188.

Options: The following incentive stock options were granted during the quarter in question:

Optionee	Type of Option	Insider: Yes / No	Number of Shares	Exercise Price	Expiry Date
Terrell, Michael A.	Director	Yes	730,000	$0.21	February 12, 2007
Eilers, D. Mark	Director	Yes	75,000	$0.21	February 12, 2007
Bennett, Chris	Director	Yes	75,000	$0.21	February 12, 2007
Docherty, Michael	Employee	No	50,000	$0.21	February 12, 2007
Scovell, Les	Employee	No	50,000	$0.21	February 12, 2007
Zilbersher, William	Employee	No	75,000	$0.21	February 12, 2007
Hamula, Mary-Jane	Employee	Yes	180,000	$0.21	February 12, 2007
McIlvenna, Shawne	Employee	No	25,000	$0.21	February 12, 2007
Flach, George A.	Employee	No	200,000	$0.21	February 12, 2007
McMurray, Todd	Employee	No	150,000	$0.70	June 21, 2004

Warrants: The following warrants were issued during the quarter in question:

Date	Shares Exercisable under Warrants (RE: Private Placement)	Initial Unit Price	Exercise Price in 1st and 2nd Year	Expiry Date
May 28, 2002	3,100,000	$0.21	$0.28	May 28, 2004

Directors and Officers:

Directors	Officers
Michael A. Terrell	Michael A. Terrell: President and Chief Executive Officer
D. Mark Eilers	Mary-Jane Hamula: Corporate Secretary
Chris A. Bennett	Todd McMurray: Vice-President of Corporate Development

Non-Arms Length Transactions: The aggregate amount of expenditures made to parties not at arms length from the issuer during the quarter was NIL. Note however, management fees are paid to Bluestar Management Inc., a company controlled by Michael A. Terrell, in connection with its commitment to provide management services.

(SCHEDULE "C") **MANAGEMENT DISCUSSION AND ANALYSIS**

(As at September 27, 2002)

This management discussion and analysis covers the six month period ending July 31, 2002, as well as subsequent events up to the date this report is certified by the Issuer.

NATURE OF BUSINESS

St. Jude Resources Ltd. is primarily in the mineral exploration business. At the presently time, the company has three gold projects. The company's primary focus at this time is on its two advanced exploration projects in Ghana, West Africa, which are referred to as the Hwini-Butre and the South Benso concessions. The company also has a gold exploration project in the Uchi Lake area located in northwestern Ontario, in the Red Lake Mining District.

The company also has two non-resource investments which have the potential to enhance and preserve shareholder value. These investments include an interest to acquire up to a 50.1% interest in MGB Plastics Inc. ("MGB"), and a 51% interest in a supply chain management company named, i to i logistics inc. ("i to i"). The details of these non-resource assets are outlined below. It should be noted that these non-resource investments do not amount to a major shift in the company's resource exploration focus, nor do they amount to a change in business.

FINANCIAL REVIEW
For the Six Month Period Ended July 31, 2002

During the quarter ended July 31, 2002, the company incurred a net loss of $164,576 (2001 - $214,427), which includes an adjustment for interest income in the amount of $2,752 (2001 - $76,268) and a foreign exchange loss of $2,075 (2001 - $72,900). This resulted in a net loss of $0.009 per share, compared to a net loss of $0.014 per share during the same quarter in the previous year.

Expenses incurred during the period ended July 31, 2002, were $272,251 (2001 - $242,860). The primary reason for the slight increase in expenses relates to consulting fees which totalled $92,262 during the quarter in question, compared to $53,373 in the prior year. This increase relates to the increase in consulting activities of i to i logistics inc., the expenses of which are reflected in the consolidated financial statements of the company. Professional fees relating to legal and accounting services were also slightly up this quarter at $23,633, compared to the same quarter last year where they totalled $15,511. Management fees remained unchanged this quarter over the same quarter 2001, whereby the company pays a management fee to Bluestar Management Inc., a company controlled by Michael A. Terrell, President and C.E.O. of St. Jude. Bluestar provides St. Jude with ongoing administrative management services pursuant to a management contract. In addition, wages and employee benefits this quarter were $22,552 as compared to $41,451 during the quarter ended July 31, 2001. Employees carry out the day-to-day operations at the company's head office in Delta, British Columbia, including reception, secretarial, and some investor relations and communication functions. Travel expenses were slightly down at $19,062 from $23,802 incurred last year. Office expenses, which include communication costs, delivery charges, office supplies and office equipment leases decreased slightly from $12,142 (July 31, 2001) to $11,832 for the quarter ended July 31, 2002.

Income for quarter in question totalled $109,577, as compared to $38,828 for the quarter ended July 31, 2001. Interest income was reduced considerably to $2,752 (2001 - $76,268). The difference in interest earnings primarily relates to the lower prevailing interest rates, combined with the fact that there was a lower principal amount of capital invested. Income from i to i this quarter was $38,700, as compared to last year during the same period of $35,460. The single largest factor which contributed to the increase in income this quarter, was the gain on the sale of company's oil and gas interest in the Cold Lake district of Alberta.

During the period ended July 31, 2002, the company capitalized deferred exploration costs in the amount of $382,838 on the South Benso project, and $30,973 on the Hwini-Butre project. Please refer to the attached Schedule of Deferred Exploration Costs for a property-by-property breakdown.

The company is primarily in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest

rates. There is no certainty that properties which the company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only sources of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the company are the sale of equity capital or the offering by the company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all.

MATERIAL TRANSACTIONS

During the quarter in question, the company disposed of its 50% interest in five sections of petroleum and natural gas rights in the Cold Lake district of Alberta, for a purchase price of $348,000. These petroleum and natural gas rights were sold to our operating partner, Markedon Energy Ltd., of Calgary, Alberta. Mr. Eilers, who is a director and officer of Markedon Energy, is also a director of St. Jude Resources Ltd. St. Jude had invested a total of $277,800 on these oil and gas interests and accordingly, this transaction resulted in a net profit for the company in the amount of $70,200, as reflected on the company's financial statements.

PROJECT SUMMARIES

Uchi Lake Property: The Uchi Lake property consists of 20 claims in the Red Lake Mining District of northwestern Ontario. The property is directly adjacent and south of the old Uchi Lake Gold Mine which produced approximately 110,000 oz. of gold in the early 1900's. To date, St. Jude carried out geochemical surveys, geophysical surveys and trenching programs which lead the company to complete two drill programs on the Waco Vein system on the western portion of the property. Drilling to date has traced a high grade vein system which is averaging approximately 1.1 oz. au/ton across an average width of approximately four feet. This zone has been traced for a strike length of 300 feet and it remains open at depth and to the north. Although the company has not been active on the property for several years, the property remains in good standing and the company has assessment work credits to keep the property in good standing for at least 10 more years. The company is in the process of evaluating proposed work programs to properly evaluate the full potential of this property.

Hwini-Butre Concession, Ghana, West Africa: The company acquired the Hwini-Butre concession in early 1995. Pursuant to our property agreement, St. Jude has the right to earn up to a 65% interest in the property, through a combination of exploration expenditures and cash payments. St. Jude was required to spend US $1 million in exploration expenditures which has been completed. The company currently holds a 49% interest in the property and upon the payment of US $800,000, the company can increase its ownership to 65%. At that time, the Government of Ghana will have a 10% carried interest, and our joint venture partner, Hwini-Butre Minerals Ltd., will hold a 24.5% participating interest. In the event that our joint venture partner elects not to participate in the development of the project, its interest will be reduced to a 12.5% carried interest, or at their option, to a 6% net profits interest.

The property straddles approximately 20 km. of the main Ashanti gold belt and hosts several highly prospective prospects. Geophysical and geochemical surveys have been carried out over the entire concession and a number of highly prospective targets have been identified. To date, the company has focused on the southern end of the concession. Several km. of trenching and over 1,000 pits have been excavated. To date, the company has completed approximately 25,000 meters of diamond drilling on the project and an economic grade zone of mineralization has been established over a strike length of approximately 1,000 meters, running from the Adoikrom deposit in the north, through the Father Brown zone, to the Dabokrom shaft zone in the south. Furthermore, the extensive pitting in the southern sector has identified large areas of surface enrichment down to a depth of three to five meters. In addition to the main zone of mineralization, the company is optimistic that this surface enrichment has the potential to become an extremely low cost source of ore which can be processed quickly and profitably.

On January 18, 2002, the company released a preliminary resource estimate on the Hwini-Butre concession which was prepared by the Toronto based firm of Watts, Griffis and McOuat Limited ("WGM"), consulting geologists and engineers. WGM is acting as St. Jude's independent qualified person (firm) as defined by the TSE/OSC Mining Standard Task Force and has been retained by St. Jude as an ongoing technical advisor on the project. WGM has confirmed that the classification of the mineral resources conforms with the definitions

provided in National Instrument 43-101 and followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum ("CIM Standards").

Resources have been estimated only at the Adoikrom, Father Brown and Dabokrom deposits. The study confirms that to date, these three deposits contain an Indicated Resource of 4.25 million tonnes grading 4.11 g/t au, plus an Inferred Resource consisting of two components; an insitu resource of 1.72 million tonnes grading 3.01 g/t au, and eluvial and reworked surface material totalling 5.66 million tonnes grading 1.14 g/t au. The Indicated Resource contains 562,000 oz of gold and the Inferred Resource contains 374,000 oz of gold.

On March 27, 2002, the company reported drill results from 39 new drill holes on the Hwini-Butre concession. The drilling on the Adoikrom, Father Brown and Dabokrom deposits (the southern targets) was in-fill and/or step-out drilling based on recommendations from WGM. The purpose of the drilling at the southern targets was to upgrade the quality of some of the resources from the inferred to the measured and indicated category. The results reported were consistent with and/or better than previous results from the southern targets and these drill results will be plotted and interpreted in conjunction with previous results for the purpose of arriving at an updated resource estimate.

The following is a list of some of the more significant drill intersections recently reported on the Adoikrom zone:

Adoikrom Zone

- ***14m of 11.29 g/t au***
- ***12m of 32.08 g/t au***
- ***14m of 49.98 g/t au***

South Benso Concession, Ghana, West Africa: In late 2000, the company entered into an agreement with Fairstar Explorations Inc., of Montreal, Quebec, to acquire an interest in Fairstar's South Benso concession located in Ghana, West Africa. The South Benso concession is located directly adjacent to and north of the company's Hwini-Butre concession. Pursuant to our agreement with Fairstar, St. Jude can earn a 60.125% participating interest in the property by advancing the project to the feasibility report stage. Fairstar retains a 22.375% participating interest in the concession, and a local Ghanaian firm retains a 7.5% carried interest. The Ghanaian Government will retain its customary 10% carried interest. St. Jude is the operator of this project.

The company has been carrying out a variety of surface exploration and diamond drilling and has focused most of our exploration on the area referred to as Subriso. Originally, our drilling activities had encountered significant drill intersections in an area referred to as Subriso East and a second area referred to as Subriso West.

On May 29, 2002, the company announced the discovery of a new zone of mineralization referred to as the Subriso Central area, which is located between the Subriso East and Subriso West. The Subriso Central deposit was discovered adjacent to and in the footwall of Subriso West. The discovery hole for Subriso Central was SJB-47, which averaged 10.02 g/t au over 15 meters. This hole was drilled as a follow-up to an earlier intersection in the footwall of the Subriso West zone from hole SJB-13 which returned 10.83 g/t au over 5 meters.

On August 1, 2002, the company announced the results of 10 new drill holes in the Subriso Central and Subriso West zone gold deposits.

On September 20, 2002, the company announced additional significant drill intersections from the last 30 drill holes which were completed on the South Benso concession. At the present time, the company now has completed a total of 100 drill holes at the three Subriso zones which are being evaluated, and the next phase of drilling is expected to commence mid to late October with a view to determining the overall potential strike and depth (or length) of these zones. Overall, the company continues to be encouraged by the consistent above average grades and widths of the gold intersections which have been encountered at the Subriso deposits. For example, recently announced results from Subriso include:

Subriso East Zone	Subriso West Zone	Subriso Central Zone
• ***10m of 14.49 g/t au***	• ***14m of 10.29 g/t au***	• ***10m of 14.87 g/t au***
• ***9m of 15.96 g/t au***	• ***36m of 7.16 g/t au***	• ***15m of 10.02 g/t au***
• ***9m of 11.84 g/t au***	• ***29m of 9.42 g/t au***	• ***12m of 78.71 g/t au***

Oil and Gas: As outlined above, the company completed the sale of its petroleum and natural gas rights located near Cold Lake, Alberta.

MGB Plastics Inc.: The company originally entered into a Memorandum of Understanding with MGB, whereby St. Jude could acquire up to a 50.1% interest in MGB by investing up to US $4 million on a staged acquisition basis. To date, the funds invested in MGB are in the form of a demand loan, which is convertable into shares of MGB. The company has written down this loan which is currently carried as a loan receivable in the amount of $2,383,511 CDN.

Due to the economic downturn and the financial difficulties encountered by MGB, in February 2002, the company elected not to inject any further funds into MGB by way of demand loan pursuant to its Memorandum of Understanding. Accordingly a much less expensive, new arrangement was negotiated to acquire a 50.1% interest directly from the sole shareholder of MGB. Since that time, the company has been taking steps to spin off its investment in MGB into a stand alone corporate entity, which in the future, can self finance with minimum involvement by St. Jude.

i to i logistics inc.: St. Jude has a 51% interest in i to i. The President of i to i is Mr. Michael Docherty of Michael Docherty & Associates. i to i was established on November 15, 2000, and since that time, i to i has made significant progress in establishing itself as an outsource logistics company, which will provide both internet based and traditional supply chain management services. To date, the company has focused on securing several forth party logistic consulting contracts which are forming a good solid client base for the company. At the same time, i to i is also working to develop leads for third party logistic opportunities where i to i can establish gain sharing joint venture opportunities with clients who are interested in outsourcing certain aspects of their supply chain logistics. The company is pleased to report that during the quarter in question, the consulting operations of i to i generated operating income in the amount of $38,700. Shareholders and other interested parties are encouraged to visit i to i's website at http://www.itoilogistics.com.

GENERAL / OTHER

Material Differences in Actual Use of Proceeds: There has been no material difference in the actual use of proceeds from any previous disclosure by the issuer regarding the intended use of proceeds.

Investor Relations Activities: Investor relations functions were accomplished through personnel whose duties include dissemination of news releases, investor communications, and general day-to-day operations of this department. In this regard, on June 11, 2002, the company retained Mr. Todd McMurray, as Vice-President of Corporate Development, who will be assisting in the implementation of our investor relations program.

Subsequent Material Transactions: There have been no material transactions subsequent to July 31, 2002.

Legal Proceedings, Liquidity and Solvency: At this time, no legal proceedings by/or affecting the company have been commenced. As of July 31, 2002, the company had approximately $1.46 million in its treasury. The company is in good standing and has sufficient capital on hand to meet its ongoing obligations as they become due for the foreseeable future.

Transfer Agent: CIBC Mellon Trust Company

Trading Symbol: SJD - TSX Venture Exchange (CDNX)

SEC Exemption under Rule 12g3-2(b): No. 82 - 4014

Please direct all inquires to:

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel : (604) 940 - 6565
Fax: (604) 940 - 6566

www.stjudegold.com

(SCHEDULE "A")

Financial Information

(Unaudited – Prepared by Management)

Consolidated Balance Sheets

For the Six Month Period Ended July 31, 2002

	July 31, 2002	January 31, 2002
Assets:		
Current assets:		
Cash and investments	$1,465,221	$ 2,870,864
Interest receivable	-	-
Accounts receivable	11,485	16,335
Income taxes recoverable	16,058	14,604
Prepaid expenses	3,346	9,674
	1,496,110	2,911,477
Mineral properties *(note 2)*	14,234,220	13,603,122
Loans receivable *(note 3)*		
MGB Plastics Inc.	2,383,511	1,588,511
Equipment	262,499	254,449
Less accumulated amortization	(201,746)	(194,717)
	60,753	59,732
	$18,174,594	$ 18,162,842
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 21,612	$ 301,812
Shareholders' equity:		
Share capital	24,745,811	24,073,791
Deficit	(6,592,829)	(6,212,761)
	18,152,982	17,861,030
	$ 18,174,594	$ 18,162,842

Consolidated Statements of Operations and Deficit

For the Six and Three Month Periods Ended July 31, 2002 and 2001

	Three Months Ended July 31		Six Months Ended July 31	
	2002	**2001**	**2002**	**2001**
Expenses:				
Consulting fees	**$ 92,262**	$ 53,373	**$166,602**	$100,352
Management fees	**52,500**	52,500	**105,000**	105,000
Wages and benefits	**22,552**	41,451	**45,239**	83,243
Rent	**16,753**	16,834	**35,482**	33,668
Travel expenses	**19,062**	23,802	**33,174**	28,897
Professional fees	**23,633**	15,511	**22,213**	15,511
Office	**11,832**	12,142	**20,710**	22,685
Administration	**13,877**	13,315	**20,062**	14,438
Promotion and advertising	**15,160**	3,156	**19,687**	10,200
Amortization	**3,571**	4,060	**7,030**	7,863
Investor communication	**579**	591	**4,515**	591
Bank charges and interest	**470**	1,146	**1,136**	3,023
General exploration	**-**	4,979	**-**	26,419
	272,251	242,860	**480,850**	451,890
Income:				
Income	**38,700**	35,460	**38,700**	35,460
Interest earnings	**2,752**	76,268	**8,438**	135,979
Gain on sale of property	**70,200**	-	**70,200**	-
Foreign exchange gain / (loss)	**(2,075)**	(72,900)	**(8,005)**	65,481
	109,577	38,828	**109,333**	236,920
Profit / (loss) before taxes	**(162,674)**	(204,032)	**(371,517)**	(214,970)
Income & capital tax expense	**(1,902)**	(10,395)	**(7,089)**	(10,395)
Net profit / (loss)	**(164,576)**	(214,427)	**(378,606)**	(225,365)
Deficit, beginning of period	**(6,426,791)**	(4,287,251)	**(6,212,761)**	(4,276,313)
Share issue costs	**(1,462)**	-	**(1,462)**	-
Deficit, end of period	**$ (6,592,829)**	$ (4,501,678)	**$ (6,592,829)**	$ (4,501,678)

Consolidated Statements of Cash Flows

For the Six and Three Month Periods Ended July 31, 2002 and 2001

	Three Months Ended July 31		Six Months Ended July 31	
Cash provided by (used in):				
	2002	**2001**	**2002**	**2001**
Operations:				
Net income / (loss)	**$ (164,576)**	$ (214,427)	**$ (378,606)**	$ (225,365)
Adjustment for non-cash items:				
Amortization	**3,571**	4,060	**7,030**	7,863
Gain on sale of property	**(70,200)**		**(70,200)**	
Change in non-cash operating working capital:				
Interest receivable	**-**	-	**-**	37,470
Accounts receivable	**1,171**	(9,438)	**4,850**	(7,603)
Income taxes recoverable	**(1,454)**		**(1,454)**	
Prepaid expenses	**6,328**	-	**6,328**	-
Accounts payable and accrued liabilities	**5,119**	80,730	**(280,200)**	71,339
	(220,041)	(139,075)	**(712,252)**	(116,296)
Investments:				
Exploration expenditures:				
Uchi Lake Mineral Property, Ontario	**-**	-	**-**	-
Hwini-Butre Concession, Ghana	**(30,973)**	(314,850)	**(52,093)**	(512,014)
South Benso Concession, Ghana	**(382,838)**	(117,654)	**(856,806)**	(235,017)
Sale of oil and gas property	**348,000**		**348,000**	
Loans receivable:				
MGB Plastics Inc.	**-**	-	**(795,000)**	615,124
Additions to equipment	**(1,504)**	(5,534)	**(8,050)**	(8,636)
	(67,315)	(438,038)	**(1,363,949)**	(140,543)
Financing:				
Share issue costs	**(1,462)**	-	**(1,462)**	-
Issuance of class "A" shares	**21,000**	-	**672,020**	-
	19,538	-	**670,558**	-
Increase (Decrease) in cash	**(267,818)**	(577,133)	**(1,405,643)**	(256,839)
Cash and investments, beginning of period	**1,733,039**	6,008,805	**2,870,864**	5,688,531
Cash and investments, end of period	**$ 1,465,221**	$ 5,431,692	**$ 1,465,221**	$ 5,431,692

See accompanying notes to consolidated interim financial statements.

ST. JUDE RESOURCES LTD.

Notes to Consolidated Interim Financial Statements
For the Six Month Period Ended July 31, 2002

---

1. **Significant accounting policies:** Basis of presentation - The consolidated interim financial statements include the accounts of the company's 51% owned subsidiary, i to i logistics inc. and its wholly-owned subsidiary.

2. **Mineral Properties:** See attached Schedule of Deferred Exploration Costs for a property-by-property breakdown of exploration expenditures.

3. **Loans Receivable**: The company entered into an agreement with MGB Plastics Inc. ("MGB"), in order to secure the right to acquire up to 50.1% of MGB, by advancing up to US $4 million on a staged acquisition basis. To date, the funds invested in MGB are in the form of a demand loan, which is convertable into shares of MGB. On February 12, 2002, the company acquired from Abbey Holdings Inc., (the sole shareholder of MGB), for a purchase price of US$500,000.00, the right to acquire up to a 50.1% interest in MGB directly from Abbey Holdings. It is the company's intention to take steps to spin off its investment in MGB into a stand alone corporate entity, which in the future, can self finance with minimum involvement by St. Jude. The company's investment at this time is carried as a loan receivable in the amount of $2,383,511 CDN.

ST. JUDE RESOURCES LTD.
Schedule of Deferred Exploration Costs (Note 2)
For the Six Month Period Ended July 31, 2002

Uchi Lake Property, Ontario

	Acquisition Costs to Date	Year End January 31, 2001	Year End January 31, 2002	1st Quarter April 30, 2002	2nd Quarter July 31, 2002	3rd Quarter October 31, 2002
Balance beginning of period		386,906.00	397,748.18	397,748.18	397,748.18	
Acquisition costs	12,000.00	-	-	-	-	-
Consulting / personnel		10,842.18	-	-	-	-
Consumable field equipment		-	-	-	-	-
Drilling		-	-	-	-	-
Support services		-	-	-	-	-
Line cutting & clearing		-	-	-	-	-
Trenching & pitting		-	-	-	-	-
Geological mapping		-	-	-	-	-
Geophysical surveys		-	-	-	-	-
Geochemical surveys		-	-	-	-	-
Total for period		-				
Written off		-	-	-	-	-
Balance end of period		397,748.18	397,748.18	397,748.18	397,748.18	
Total to date Uchi Lake			397,748.18	397,748.18	397,748.18	

Hwini-Butre Property, Ghana

	Acquisition Costs to Date	Year End January 31, 2001	Year End January 31, 2002	1st Quarter April 30, 2002	2nd Quarter July 31, 2002	3rd Quarter October 31, 2002
Balance beginning of period		9,874,824.52	10,292,678.94	11,469,813.08	11,490,932.81	
Acquisition costs	-	-	-	-	-	-
Consulting / personnel		303,629.53	283,451.86	7,366.13	19,944.00	
Consumable field equipment		-	-	-	-	-
Drilling		5,040.75	464,479.37			
Support services		108,578.96	324,966.15	8,025.60	6,166.74	
Line cutting & clearing		605.18	72,839.37	2,280.00	793.91	
Trenching & pitting		-	31,397.39	3,448.00	4,068.77	
Geological mapping		-	-	-	-	-
Geophysical surveys		-	-	-	-	-
Geochemical surveys		-	-	-	-	-
Total for period		417,854.42	1,177,134.14	21,119.73	30,973.42	
Written off		-	-	-	-	-
Balance end of period		10,292,678.94	11,469,813.08	11,490,932.81	11,521,906.23	
Total to date, Hwini-Butre			11,469,813.08	11,490,932.81	11,521,906.23	

South Benso Property, Ghana

	Acquisition Costs to Date	Year End January 31, 2001	Year End January 31, 2002	1st Quarter April 30, 2002	2nd Quarter July 31, 2002	3rd Quarter October 31, 2002
Balance beginning of period		-	373,891.50	1,457,760.43	1,931,728.50	
Acquisition costs	85,350.00	45,600.00	-	39,750.00	-	-
Consulting / personnel		68,490.00	170,483.75	72,371.67	62,024.00	
Consumable field equipment		246.10	8,730.17			
Drilling		159,096.48	512,718.59	266,720.00	241,051.66	
Support services		71,061.08	292,403.39	88,892.80	76,566.14	
Line cutting & clearing		4,538.82	33,032.36	3,065.60	3,118.26	
Trenching & pitting		24,859.02	66,500.67	3,168.00	77.52	
Geological mapping		-	-	-	-	-
Geophysical surveys		-	-	-	-	-
Geochemical surveys		-	-	-	-	-
Total for period		373,891.50	1,083,868.93	473,968.07	382,837.58	
Written off		-	-	-	-	-
Balance end of period		373,891.50	1,457,760.43	1,931,728.50	2,314,566.08	
Total to date, South Benso			1,457,760.43	1,931,728.50	2,314,566.08	

Total Mineral Properties 14,234,220.49

Petroleum and Natural Gas, Alberta

	Acquisition Costs to Date	Year End January 31, 2001	Year End January 31, 2002	1st Quarter April 30, 2002	2nd Quarter July 31, 2002	3rd Quarter October 31, 2002
Balance beginning of period		-	-	277,800.00	-	-
Acquisition costs	277,800.00	-	277,800.00	-	-	-
Disposition of property					-277,800.00	
Total for period		-	277,800.00	0.00	-277,800.00	-
Written off		-	-	-	-	-
Balance end of period		-	277,800.00	277,800.00	-277,800.00	-
Total to date, Oil and Gas			277,800.00	277,800.00	0.00	

Total Oil and Gas Property 0.00

Mineral Properties	14,234,220.49
Oil and Gas Property	nil
Total Overall	14,234,220.49